UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2015

Commission File Number: 001-34936

NOAH HOLDINGS LIMITED

No. 32 Qinhuangdao Road, Building C,

Shanghai 200082, People’s Republic of China

(86-21) 3860-2301

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOAH HOLDINGS LIMITED

By:	/s/ Ching Tao

Name:	Ching Tao
Title:	Chief Financial Officer

Date: November 6, 2015

EXHIBIT INDEX

Exhibit 99.1 – Press Release

Exhibit 99.2 – Notice of Annual General Meeting

Exhibit 99.1

Noah Holdings Limited to Hold 2015 Annual General Meeting on December 16, 2015

SHANGHAI, November 6, 2015 — Noah Holdings Limited (“Noah” or the “Company”) (NYSE: NOAH), a leading wealth management services provider with a focus on global wealth investment and asset allocation services for high net worth individuals and enterprises in China, today announced that it will hold its 2015 annual general meeting (“AGM”) of shareholders at the Grand Meeting Room, 3rd Floor, Building C, No. 32 Qin Huang Dao Road, Yangpu District, Shanghai 200082, People’s Republic of China on December 16, 2015 at 2:00 p.m. local time.

No proposal will be submitted for shareholder approval at the AGM. Instead, the annual general meeting will serve as an open forum for shareholders and beneficial owners of the Company’s American Depositary Shares (“ADSs”) to discuss Company affairs with management.

The record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjournment or postponement thereof has been set as the close of business on November 17th, 2015.

Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person. Beneficial owners of the Company’s ADSs are also welcome to attend the AGM in person.

Shareholders and ADS holders may obtain a copy of the Company’s annual report on Form 20-F, free of charge, from our website at http://ir.noahwm.com, or by sending an email to IR@noahwm.com.

ABOUT NOAH HOLDINGS LIMITED

Founded in 2005, Noah Holdings Limited (NYSE: NOAH) is a leading wealth management services provider with a focus on global wealth investment and asset allocation services for high net worth individuals and enterprises in China. The aggregate value of wealth management products distributed by the Company during the second quarter of 2015 was US$4.6 billion. As of June 30, 2015, Noah had assets under management of US$10.4 billion.

Noah distributes a wide array of wealth management products, including fixed income products, private equity fund products, mutual fund products and insurance products. Noah also manages private equity funds, real estate funds, hedge funds, and other assets through Gopher Asset Management. In addition, in the second quarter of 2014, the Company launched a proprietary internet finance platform to provide financial products and services to white-collar professionals and enterprise clients in China. Noah delivers customized financial solutions to clients through a network of 953 relationship managers across 112 branches and sub-branches in 64 cities in China, and serves the international investment needs of its clients through a wholly owned subsidiary in Hong Kong. The Company’s wealth management business had 81,939 registered clients as of June 30, 2015.

Noah has won numerous awards, including Forbes’ Best Potential Business in China award in 2015, STCN’s Best Third Party Wealth Management Company award in 2014, Hurun Report’s Popular Independent Wealth Management Institution award in 2013 and 2014, and Deloitte’s Technology Fast 500 Asia Pacific award in 2013.

For more information please visit Noah at ir.noahwm.com.

Contacts:

Luyao Ye

Noah Holdings Limited

Tel: +86-21-3860-2308

ir@noahwm.com

Exhibit 99.2

NOAH HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: NOAH)

NOTICE OF ANNUAL GENERAL MEETING

to Be Held on December 16, 2015

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of Noah Holdings Limited (the “Company”) will be held at the Grand Meeting Room, 3rd Floor, Building C, No. 32 Qin Huang Dao Road, Yangpu District, Shanghai 200082, People’s Republic of China on December 16, 2015 at 2:00 p.m. - 4:00 p.m. (local time). No proposal will be submitted for shareholder approval at the AGM. Instead, the AGM will serve as an open forum for shareholders and beneficial owners of the Company’s American Depositary Shares (“ADSs”) to discuss Company affairs with management.

The record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjournment or postponement thereof has been set as the close of business on November 17th, 2015.

Holders of record of our ordinary shares at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person. Beneficial owners of the Company’s ADSs are also welcome to attend the AGM in person.

Shareholders and ADS holders may obtain a copy of the Company’s annual report on Form 20-F, free of charge, from our website at http://ir.noahwm.com, or by sending an email to IR@noahwm.com.

By Order of the Board of Directors,
Noah Holdings Limited

/s/ Jingbo Wang
Jingbo Wang
Chairman and Chief Executive Officer

Shanghai, China

November 6, 2015